Exhibit 99.1

TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

May 3, 2018	NR 6 - 2018

Drilling at Alvito IOCG Project Commences

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to present an update on the Alvito Project in South Portugal.  Exploration work is funded by OZ Minerals, who are spending A$ 1 million on exploration to earn-in to 51% of the 300-square kilometer Project.  To date Avrupa has completed ground magnetics and gravity geophysical surveys, geological mapping, rock chip sampling, and drill targeting.  Avrupa and OZ geologists consider the targets to potentially fit into the exploration model for iron oxide (magnetite) copper gold (IOCG) deposits.

Originally, a 1500-meter drilling program was slated to be completed during Q3/4 2017, but ongoing ground exploration yielded positive results from additional areas, and that work continued right up until the end of 2017.  The proposed drill project has now been increased to 15 holes and approximately 2,100 meters at seven separate target areas.  Targeting has been based on positive results from ground magnetics and gravity surveys along with coincident copper and gold geochemical anomalism.

Target Name	Target Characteristics – Magnetite IOCG	Drill holes planned	Planned hole lengths
Entre Matinhas	Magnetite breccia, boundary fault	5	100-150 m
Manisela	Fault (gossan)	1	200 m
Entre As Matas	Fault, fracture zone	2	150-175 m
Mata	Contact and fault intersection; magnetite breccia and quartz vein	1	100 m
Monte do Outeiro	Dikes and fault, gossan	2	150-175 m
Cova Das Minas	Quartz vein and fault zone	3	100-150 m
Ribeira	Dikes and faults	1	150 m

Table 1.  List of target areas for the Alvito Magnetite IOCG Project, initial phase drilling program.

Drilling will start in the Entre Matinhas target area, and continue in the Manisela, Mata, Outeiro, Entre as Matas, Cova das Minas, Ribeira, and Vale Nogueira areas (see news release of January 22, 2018).  Holes will range in depth from 100 to 200 meters.  The program is expected to continue for 1 ½ to 2 months, with results anticipated by the end of Q2 2018.

AVRUPA MINERALS
570000
580000
4260000
4250000
4240000
N
Cova das Minas
Monte Novo da Ribeira
Text
Manisela
Entre as Matas
Entre Matinhas
Mata
Outeiro
Targets 2018
Drill Target Areas
Groundwork completed
Groundwork incomplete
Work Planned
0 1 2 3 4 5
Kilometers

Figure 1.  Map of the Alvito license with drilling target areas noted in red.

Paul W. Kuhn, President and CEO of Avrupa, commented “We are certainly ready and excited for the start-up of the drilling program after a year of exploration around the license.  Our partner OZ Minerals has continued to provide funding and technical support for the program, and we are looking forward to seeing the results of this first truly systematic exploration program in the Alvito Project area.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds eight exploration licenses in three European countries, including five in Portugal covering 2,911 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa now has six active option and joint ventures, five in Portugal and one in Kosovo, including:

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The Alvalade, Marateca and Mertola properties with an international mining company on the Iberian Pyrite Belt in southern Portugal.

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The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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